Contact

www.linkedin.com/in/michael-r-johnson-cpa-9693015 (LinkedIn)

Top Skills

Internal Audits

Income Tax

Partnership Taxation

Certifications

Certified Public Accountant, California

Michael R. Johnson, CPA

Chief Financial Officer at WeShape

Santa Cruz, California, United States

Summary

Driven CPA that is motivated by helping others solve their accounting related issues, problems, worries and hardships. Expertise extends to stock options, small business development, individual income tax strategies, high-net-worth individuals and real estate tax strategies. A well-rounded professional that performs at his top level when motivated by client tax problems that need solutions.

Experience

WeShape

8 years 11 months

Chief Financial Officer

January 2022 - Present (3 years 3 months)

Santa Cruz, California, United States

Chief Financial Officer

May 2016 - January 2022 (5 years 9 months)

Santa Cruz, California

Warrior Media, Inc.

CFO

May 2016 - January 2022 (5 years 9 months)

Santa Cruz, CA

Wheeler Accountants LLP

1 year 10 months

Tax Manager

December 2015 - April 2016 (5 months)

Senior Accountant

July 2014 - December 2015 (1 year 6 months)

Tanner Mainstain Blatt Glynn & Johnson

Senior Accountant - Business Management
June 2011 - April 2014 (2 years 11 months)
Los Angeles, CA

Abbott, Stringham & Lynch
Tax Senior
January 2006 - June 2011 (5 years 6 months)
San Jose, CA

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Education

San Jose State University
Bachelor's of Science Degree, Accounting · (2004 - 2006)

Watsonville High School
 · (1997 - 2001)